Exhibit 12.1

Moog, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended Dec. 31,		Fiscal Year
	2003	2002	2003	2002	2001	2000	1999
Earnings:
Earnings before income taxes	$18,338	$13,779	$58,249	$52,990	$42,013	$38,615	$36,728
Fixed charges included in earnings	4,781	6,818	22,817	31,802	36,983	38,268	32,804

Earnings	$23,119	$20,597	$81,066	$84,792	$78,996	$76,883	$69,532

Fixed charges:
Interest expense	$3,185	$5,374	$17,122	$26,242	$32,054	$33,271	$28,188
Amortization of debt issuance costs	353	293	1,092	1,174	1,177	1,293	1,413
Interest component of rent expense	1,241	1,149	4,595	4,378	3,744	3,696	3,195
Preferred stock dividend	2	2	8	8	8	8	8

Fixed charges	$4,781	$6,818	$22,817	$31,802	$36,983	$38,268	$32,804

Ratio of Earnings to Fixed Charges	4.8	3.0	3.6	2.7	2.1	2.0	2.1